FILED EFFECTIVE

ARTICLES OF AMENDMENT
OF
SUPERIOR SILVER MINES, INC.

2007 JUN 29 AM 10: 35
SECRETARY OF STATE
STATE OF IDAHO

Pursuant to the provisions of the Idaho Business Corporation Act, Title 30 Chapter 1 Part 10, the following Articles of Amendment to the Articles of Incorporation are submitted for filing to amend Article V as set forth herein.

AMENDED ARTICLE V

The authorized capital stock of the corporation shall consist of two classes of stock designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have authority to issue is Five Hundred Million (500,000,000). The shares shall have a par value of $0.0001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000). The Preferred Stock shall have a stated value of $0.0001 per share. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors, in their sole discretion, shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

Pursuant to Section 30-1-1003 of the Idaho Business Corporation Act, this Amendment has been approved by the Superior Silver Mines, Inc., Board of Directors and by a vote of the shareholders.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this 28th day of June, 2007.

SUPERIOR SILVER MINES, INC.

By ________________________________
Thomas S. Smith, President

C 33329

IDAHO SECRETARY OF STATE
06/29/2007 05:00
CK: 31559 CT: 86397 BH: 1063124
1 @ 30.00 = 30.00 AMEND PROF # 2